Delaware Funds® by Macquarie
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

Delaware Distributors, L.P.
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

September 27, 2021

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Jeff Long and Jaea Hahn

Re:	Delaware Investments® National Municipal Income Fund (the “Acquiring Fund”)
File No. 333-258757
Registration Statement on Form N-14 and Request for Acceleration

Dear Mr. Long and Ms. Hahn:

The above referenced Registration Statement on Form N-14, which was filed on August 12, 2021 and amended through pre-effective amendments on September 23, 2021, September 24, 2021, and September 27, 2021 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering shares of the Acquiring Fund that will be issued to shareholders of Delaware Investments Colorado Municipal Income Fund, Inc. and Delaware Investments Minnesota Municipal Income Fund II, Inc. (together, the “Acquired Funds,” and together with the Acquiring Fund, the “Funds”) in connection with a transfer of substantially all of the assets of each of the Acquired Funds to the Acquiring Fund, pursuant to an Agreement and Plan of Acquisition, a form of which was included in the Registration Statement.

On behalf of the Acquiring Fund and its principal underwriter, Delaware Distributors, L.P., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Acquiring Fund’s Registration Statement on Form N-14 be accelerated to Tuesday, September 28, 2021, or as soon as practicable thereafter.  A definitive Prospectus/Proxy Statement will be filed and mailed to Fund shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Mena Larmour and Taylor Brody of Stradley Ronon Stevens & Young, LLP.

Please contact Taylor Brody at (215) 564-8071 or Mena Larmour at (215) 564-8014 if you have any questions or comments regarding this filing or the acceleration request.

Sincerely,

/s/ Shawn K. Lytle		/s/ Brett D. Wright
Name:	Shawn K. Lytle	Name:	Brett D. Wright
Title:	President/Chief Executive Officer	Title:	President
	Delaware Investments® National Municipal Income Fund		Delaware Distributors, L.P.